

Mail Stop 7010

September 23, 2008

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219-0228

> **Re:** **Gibraltar Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 0-22462**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

MD&A – Critical Accounting Policies, page 27
Goodwill and other indefinite-lived intangible asset impairment testing, page 28

1.   We note your response to prior comment 3. In addition to your proposed future disclosures, please also quantify the material assumptions underlying your fair value estimates and provide a sensitivity analysis for each material assumption or estimate used in your discounted cash flow analysis similar to the supplemental information you provided.

DEFINITIVE 14A FILED APRIL 17, 2008

Certain Relationships and Related Transactions, page 30

2.   We restate prior comment 12 since the agreement was in effect in 2007 and since Mr. Neil E. Lipke is the brother of Mr. Brian J. Lipke. Further, because Mr. Neil E. Lipke was paid $125,000 under the consulting agreement in 2007, the amount involved exceeds $120,000 which requires disclosure under Item 404(a)(3) of Regulation S-K. Additionally, Item 601(b)(10)(iii)(A) of Regulation S-K specifies that "any other management contract or any other compensatory plan, contract, or arrangement in which any other executive officer of the registrant participates shall be filed unless immaterial in amount *or significance*." Based on Mr. Neil E. Lipke's related person status under Item 404(a) of Regulation S-K and the amount involved exceeding $120,000 which requires disclosure under Item 404(a)(3) of Regulation S-K, it appears that Mr. Neil E. Lipke's consulting agreement is material. Please amend the Form 10-K for the fiscal year ended December 31, 2007 to include all of the disclosures relating to Mr. Neil E. Lipke's consulting agreement as required by Item 404(a) of Regulation S-K and to file the consulting agreement as an exhibit as required by Item 601(b)(10)(iii)(A) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Jennifer R. Hardy, Legal Branch Chief at (202) 551-3767 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief